Mail Stop 6010
Via Facsimile and U.S. Mail

August 29, 2006

Mr. George Joseph
Chairman and Chief Executive Officer
Mercury General Corporation
4482 Wilshire Boulevard
Los Angeles, California 90010

  Re: **Mercury General Corporation**
     Form 10-K for fiscal year ended December 31, 2005
     File No. 001-12257

Dear Mr. Joseph:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Kevin Woody
       Accounting Branch Chief